Consolidated Financial Statements

(expressed in thousands of United States dollars)

Three Months ended March 31, 2008 and 2007

(Unaudited – Prepared by Management)

SHAREHOLDER UPDATE

First Quarter Review of Fiscal 2008

Bradford Cooke, Chairman and CEO of Canarc Resource Corp., is pleased to provide the following review of the First Quarter of Fiscal 2008 and the outlook for the Second Quarter of Fiscal 2008.

First Quarter Review and Second Quarter Outlook

In the 1st Quarter 2008, management continued to work on refining the process alternatives and economic models for the New Polaris gold mine project in northwestern B.C.  The results of this optimization work should be available by the end of Q2 2008.

Canarc also continued to wait for the Suriname Minister of Natural Resources to re-issue the Benzdorp concessions.  The Minister's office informed Company personnel that our applications to renew these concessions are in process.

Subsequent to the end of the quarter, Canarc shareholders approved all the resolutions put forward at its Annual and Special General Shareholder Meeting held on April 29, 2008 in Vancouver, BC, including a Special Resolution to spin-out Canarc's Mexican gold projects to its wholly-owned subsidiary company, Caza Gold Corp., and distribute by way of a dividend approximately 83% of the Caza shares pro rata to Canarc shareholders under a Plan of Arrangement.  The Company received court approval for the plan of arrangement on May 12, 2008 and will now seek the approval of the Toronto Stock Exchange.  Upon receipt of these approvals, the Effective Date and Dividend Record Date will immediately be set and the property spin-out and share dividend will take place shortly thereafter.

Management evaluated several gold project submittals in western North America during the First Quarter and site visits are scheduled for Q2 2008.

Early in Q1 2008, Canarc completed the private sale of 615,000 shares of Aztec Metals at US$0.33 each in order to add US$202,950 to working capital.

CANARC RESOURCE CORP.

Per:

/s/     Bradford J. Cooke

Bradford J. Cooke

May 12, 2008

Chairman and C.E.O.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.

Notice to Readers of the Interim Unaudited Consolidated Financial Statements

For the Three Months Ended March 31, 2008

The interim unaudited consolidated financial statements of Canarc Resource Corp. (the “Company”) for the three months ended March 31, 2008 (“Financial Statements”) have been prepared by management and have not been reviewed by the Company’s auditors.  The Financial Statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2007 which are available at the SEDAR website at www.sedar.com.  The Financial Statements are stated in terms of United States dollars, unless otherwise indicated, and are prepared in accordance with Canadian generally accepted accounting principles.

CANARC  RESOURCE  CORP.

Consolidated Balance Sheets

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

	March 31,	December 31,
	2008	2007

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$ 353	$ 633
Marketable securities (Note 3)	12	16
Receivables and prepaids	509	526
Royalty receivable - current portion (Note 4(c)(i))	50	50
	924	1,225
NONCURRENT ASSETS
Mineral properties (Note 4)	18,646	18,629
Equipment (Note 5)	7	8
Royalty receivable - long-term portion (Note 4(c)(i))	129	127
Long-term investment (Note 6)	102	126
	18,884	18,890
	$ 19,808	$ 20,115

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 235	$ 331
Notes payable (Note 8)	300	304
	535	635

SHAREHOLDERS' EQUITY
Share capital (Note 7(a))	55,272	55,289
Contributed surplus	2,032	2,014
Accumulated other comprehensive income	(29)	(28)
Deficit	(38,002)	(37,795)
	19,273	19,480
	$ 19,808	$ 20,115

Nature of operations (Note 1)
Commitments and contingencies (Note 4)
Subsequent events (Notes 4(d)(iii) and 12)

Refer to the accompanying notes to the consolidated financial statements.

Approved by the Directors:

/s/

Bradford Cooke

/s/

William Price

Director

Director

CANARC  RESOURCE  CORP.

Consolidated Statements of Operations and Comprehensive (Loss) Income

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars, except per share amounts)

	Three Months Ended March 31,
	2008	2007

Expenses:
Amortization	$ 1	$ 1
Corporate development	38	25
Employee and director remuneration (Note 9)	89	189
Foreign exchange (gain) loss	(20)	(39)
General and administrative	186	86
Shareholder relations	42	103
Stock-based compensation (Note 7(b))	18	93

Loss before the undernoted	(354)	(458)

Accretion of royalty receiveable	2	-
Realized gain on disposition of long term investment	151	-
Write-off of mineral properties	(8)	-
Investment and other income	2	13

Loss before income tax	(207)	(445)

Future income tax recovery	-	1,769

(Loss) income for the period	(207)	1,324

Other comprehensive (loss) income:
Unrealized (loss) gain on available-for-sale securities	(3)	191
Foreign exchange on unrealized (loss) gain on available-for-sale securities	2	-

Comprehensive (loss) income for the period	$ (208)	$ 1,515

Basic and diluted (loss) earnings per share	$ -	$ 0.02

Weighted average number of shares outstanding	71,734,175	68,507,193

Refer to the accompanying notes to the consolidated financial statements.

CANARC  RESOURCE  CORP.

Consolidated Statements of Shareholders’ Equity

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

	Three months ended		Year ended
	March 31, 2008		December 31, 2007
	Shares	Amount	Shares	Amount

Common shares:
Balance, beginning of period	71,734,505	$ 55,289	68,470,476	$ 55,629
Issued:
Private placement	-	-	2,200,000	1,039
Property acquisition	-	-	45,000	24
Exercise of options	-	-	830,000	530
Exercise of share appreciation rights	-	-	189,029	106
Provision for flow-through shares (Note 7(a)(i))	-	-	-	(2,039)
Write-off of mineral properties	(30,000)	(17)	-	-
Balance, end of period	71,704,505	55,272	71,734,505	55,289

Contributed surplus:
Balance, beginning of period		2,014		1,855
Exercise of options		-		(177)
Fair value of stock options recognized		18		405
Fair value of share appreciation rights		-		(69)
Balance, end of period		2,032		2,014

Accumulated other comprehensive income:
Balance, beginning of period		(28)		-
Adoption of new accounting policy
for available-for-sale securities (Note 2(p))		-		837
Unrealized (loss) gain on available-for-sale securities		(3)		289
Realized gain on sale of available-for-sale securities		-		(1,152)
Foreign exchange on unrealized (loss) gain on available-for-sale securities		2		68
Foreign exchange on realized gain on available-for-sale securities		-		(70)
Balance, end of period		(29)		(28)

Deficit:
Balance, beginning of period		(37,795)		(39,272)
Adoption of new accounting policy for royalty receivable (Note 2(p))		-		(38)
(Loss) income for the period		(207)		1,515
Balance, end of period		(38,002)		(37,795)

Total Shareholders' Equity		$ 19,273		$ 19,480

Refer to the accompanying notes to the consolidated financial statements.

CANARC  RESOURCE  CORP.

Consolidated Statements of Cash Flows

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

	Three Months Ended March 31,
	2008	2007

Cash provided from (used for):

Operations:
(Loss) income for the period	$ (207)	$ 1,515
Items not involving cash:
Accretion of royalty receivables	(2)	-
Amortization	1	-
Future income tax recovery	-	(1,769)
Realized gain on long term investments	(151)	-
Stock-based compensation	18	93
Unrealized gain on marketable securities	-	(191)
Unrealized currency translation gain	(29)	(19)
Write-off of mineral properties	8	-
	(362)	(371)
Changes in non-cash working capital items:
Receivables and prepaids	17	40
Accounts payable and accrued liabilities	(96)	261
	(441)	(70)

Financing:
Issuance of common shares	-	15

Investing:
Proceeds from disposal of long-term investments	203	-
Mineral properties, net of recoveries	(42)	(1,120)
	161	(1,120)

Decrease in cash and cash equivalents	(280)	(1,175)
Cash and cash equivalents, beginning of period	633	2,267

Cash and cash equivalents, end of period	$ 353	$ 1,092

Supplemental disclosure with respect to cash flows (Note 11).

Refer to the accompanying notes to the consolidated financial statements.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three Months ended March 31, 2008

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.

Nature of Operations

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia, is in the mineral exploration business and has not yet determined whether its mineral properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company’s interest in the underlying properties (Notes 4(e) and 4(f)), the receipt of necessary permitting and upon future profitable production or proceeds from the disposition thereof.

The Company has incurred significant operating losses and has an accumulated deficit of $38,002,000 at March 31, 2008.  Furthermore, the Company has working capital of $389,000 as at March 31, 2008, which is not sufficient to achieve the Company’s planned business objectives.  These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent on the continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

(a)

Basis of presentation:

These consolidated financial statements include the accounts of the Company and its subsidiaries and equity investment, all of which are wholly-owned except for:

-

Aztec Metals Corp. (“Aztec”), in which the Company held a 14% as at March 31, 2008 and such investment was accounted for using the cost method;

-

Carib Industries Ltd., in which the Company holds a 78.5% interest, which is consolidated;  and

-

its 40% owned investee, Benzdorp Gold N.V., which is proportionately consolidated.

All significant intercompany transactions and balances have been eliminated.

(b)

Cash and cash equivalents:

Cash and cash equivalents include cash and short-term liquid investments having terms to maturity when acquired of three months or less.  Short-term investments having terms to maturity when acquired of greater than three months and less than one year are included in marketable securities or other investments as appropriate.

Canarc Resources Corp.	Page 7

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three Months ended March 31, 2008

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(c)

Marketable securities:

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation.  Refer to Note 2(o) for change in accounting policy effective January 1, 2007.

(d)

Mineral properties:

All costs related to investments in mineral properties are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The costs related to a property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method.  When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

The amounts shown for mineral properties represent costs incurred to date, less recoveries and write-downs, and are not intended to reflect present or future values.

(e)

Equipment:

Equipment is recorded at cost and, for that equipment subject to amortization, the Company uses the declining balance method at rates varying from 10% to 30% annually.  Amortization on equipment used directly on exploration projects is included in mineral properties.

(f)

Long-term investment:

Investment in shares of an affiliated company in which the Company’s ownership is greater than 20% but no more than 50% is, where significant influence is present, accounted for by the equity method.  Investment in shares in which the Company’s ownership is less than 20%, where significant influence does not exist, is accounted for in accordance with the Company’s policy for financial instruments as defined in Note 2(o)(i).

(g)

Stock-based compensation plan:

The Company has a share option plan which is described in Note 7(b).  The Company records all stock-based payments using the fair value method.  Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period.  The offset is credited to contributed surplus.  Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

Canarc Resources Corp.	Page 8

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three Months ended March 31, 2008

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(g)

Stock-based compensation plan:     (continued)

The Company has a share appreciation rights plan which provides option holders the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.  The fair value of the underlying stock option, which is cancelled on the exercise of the share appreciation rights, is transferred from the related contributed surplus to share capital.  The difference between the quoted market price, on the date the share appreciation right is exercised, of the shares issued and the fair value of the stock option is recorded as share capital and charged to operations.

(h)

Asset retirement obligations:

Any statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, are recognized if a reasonable estimate of fair value can be made.  These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset.  In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows.  The capitalized asset retirement cost is amortized to operations over the life of the asset.  The Company assessed its mineral properties, and based upon such assessments, there were no known material asset retirement obligations as at March 31, 2008.

(i)

Earnings per share:

Basic earnings per share is computed by dividing the earnings available to common shareholders by the weighted average number of shares outstanding during the year.  For all years presented, earnings available to common shareholders equals the reported earnings.  The Company uses the treasury stock method for calculating diluted earnings per share.  Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.  In the Company’s case, diluted earnings per share presented is the same as basic earnings per share as the effect of outstanding options and warrants in the earnings per share calculation would be anti-dilutive.

(j)

Foreign currency translation:

The Company uses the United States dollar as its reporting currency, and accounts denominated in currencies other than the United States dollar have been translated as follows:

•

Revenue and expense items at the rate of exchange in effect on the transaction date;

•

Non-monetary assets and liabilities at historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect on the balance sheet date;  and

•

Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded in the statement of operations in the period in which they occur.

Canarc Resources Corp.	Page 9

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three Months ended March 31, 2008

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(k)

Flow-through shares:

A provision at the date of the actual renunciation is recognized by a reduction in the amount included in share capital relating to the flow-through shares for the future income taxes related to the deductions foregone by the Company.

(l)

Use of estimates:

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to impairment of mineral properties, determination of reclamation obligations, valuation allowances for future income tax assets, and assumptions used in determining the fair value of non-cash stock-based compensation.  Actual results could differ from those estimates.

(m)

Fair value of financial instruments:

The fair values of the Company’s cash and cash equivalents, receivables, accounts payable and accrued liabilities, and notes payable approximate their carrying values due to the short terms to maturity.  The fair value of marketable securities is disclosed in Note 3.

(n)

Variable interest entities:

Consolidation principles apply to entities that meet the definition of a variable interest entity (“VIE”).  An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.  The Company does not have any VIE’s.

Canarc Resources Corp.	Page 10

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three Months ended March 31, 2008

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(o)

Change in accounting policy:

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments.  The new standards have been adopted on a prospective basis with no restatement of prior period financial statements.

(i)

CICA Handbook Section 3855 – Financial Instruments – Recognition and Measurement

The standard addresses the classification, recognition and measurement of financial instruments in the financial statements.  This standard requires all financial instruments within its scope, including derivatives, to be included in the Company’s balance sheet and measured either at fair value on initial recognition or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost.  Changes in fair value are recognized in the statements of operations.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item.  As such, any outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect.  Any changes to the fair values of assets and liabilities prior to the adoption date are recognized by adjusting accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories:  held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.  Amortization of premiums or discounts and losses due to impairment are included in current period net earnings;

•

Available-for-sale financial assets are measured at fair value based on quoted market prices.  Investment in equity instruments classified as available-for-sale that does not have a quoted market price in an active market is measured at cost.  Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet either by disposition or permanent impairment at which time the realized gain or loss is transferred to net earnings;

•

Held for trading financial instruments are measured at fair value.  All gains and losses are included in net earnings in the period in which they arise;  and

•

All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship.  All gains and losses are included in net earnings in the period in which they arise.

Canarc Resources Corp.	Page 11

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three Months ended March 31, 2008

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(o)

Change in accounting policy:     (continued)

(i)

CICA Handbook Section 3855 – Financial Instruments – Recognition and Measurement     (continued)

In accordance with the new standard, the Company has classified its marketable securities as available-for-sale securities.  Such securities are measured at fair market value in the consolidated financial statements with realized gains or losses recorded in net earnings and unrealized gains or losses recorded in other comprehensive income.  This change in accounting policy resulted in an increase of $837,000 in the carrying value of its marketable securities on initial adoption on January 1, 2007.

The Company’s royalty receivable from disposition of subsidiary (Note 4(c)(i)) is classified as loans and receivables.  It is measured at amortized cost and is amortized to interest income using the effective interest rate method.  This change in accounting policy resulted in a decrease of $38,000 in the carrying value of its royalty receivable from disposition of subsidiary on initial adoption on January 1, 2007.

Its investment in shares of Aztec is classified as available-for-sale but such shares do not have a quoted market price in an active market and is therefore measured at cost.

(ii)

CICA Handbook Section 3865 - Hedging

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed.  Section 3865, "Hedges" specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies:  fair value hedges, cash flow hedges and hedges of foreign currency exposures of net investments in self-sustaining foreign operations.  Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.  The Company currently does not have any hedges.

(iii)

CICA Handbook Section 1530 - Comprehensive Income

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources.  This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings.  This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet and the account “other comprehensive income” in the statement of operations.

Canarc Resources Corp.	Page 12

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three Months ended March 31, 2008

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(p)

New Accounting Pronouncements:

(i)

Financial Instruments – Disclosures and Presentation, CICA Handbook Sections 3862 and 3863

The CICA issued Section 3862 on disclosures and Section 3863 on presentation.  The two new CICA sections replace Section 3861 and set out additional financial instruments disclosure requirements while carrying forward unchanged its presentation requirements.  These sections are applicable to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

(ii)

Assessing Going Concern, CICA Handbook Section 1400

In June 2007, CICA Section 1400 was amended to clarify requirements for management to assess and disclose an entity’s ability to continue as a going concern.  This section applies to interim and annual periods beginning on or after January 1, 2008.

(iii)

Capital Disclosures, CICA Handbook Section 1535

CICA Section 1535 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  This section requires additional disclosures relating to capital management strategies.

The Company adopted the standards on January 1, 2008, and evaluated the impact of these new standards on its financial position and results of operations.

The Company does not expect the adoption of the standards to result in any material changes to the Company’s financial statements.

(q)

Comparative figures:

Certain of the prior periods’ comparative figures have been reclassified to conform to the presentation adopted in the current period.

Canarc Resources Corp.	Page 13

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three Months ended March 31, 2008

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.

Marketable Securities

March 31, 2008

Investment in shares of companies, at cost	$ 42
Unrealized loss in market values	30
$ 12

4.

Mineral Properties

	March 31, 2008
	Acquisition	Exploration/
	Costs	Development	Total

British Columbia:
New Polaris (Note 4(a)(i))	$ 3,605	$ 8,530	$ 12,135

Suriname:
Benzdorp (Note 4(c)(ii))	301	5,854	6,155

Mexico:
Los Arrastres (Note 4(d)(i))	150	97	247
Santiago (Note 4(d)(iii))	60	42	102
Santiago Fraction (Note 4(d)(iv))	7	-	7

	$ 4,123	$ 14,523	$ 18,646

Canarc Resources Corp.	Page 14

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three Months ended March 31, 2008

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(a)

British Columbia:

(i)

New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.  Acquisition costs at March 31, 2008 include a reclamation bond for CAD$249,000.

(ii)

Eskay Creek:

The Company continues to own a one-third carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Barrick Gold Corporation (“Barrick”).  The property is subject to a 2% net smelter return in favour of a related company.  In 2005, the Company elected to write-off the associated property costs.

(b)

Bellavista, Costa Rica:

The Company holds a net profit interest in the Bellavista property, which is located near San Jose, Costa Rica.  A property agreement giving Central Sun Mining Inc. (formerly, Glencairn Gold Corporation) (“Central Sun”) the right to earn a 100% working interest in the property calls for pre-production payments which ended in fiscal 2005.  The Company has a net profit interest in Bellavista in which the Company is entitled to 5.67% of the net profits during the first payback period, as defined, then increasing to 10.40% during the second payback period and then to 20.24% of net profits thereafter, once commercial production commences.  Thirty-five percent of this net profit interest will reduce the net profit interest to be received from Central Sun until $317,741 in advance royalty payments are repaid.

(c)

Suriname:

(i)

Sara Kreek:

As at December 31, 2005, the Company held 80% of the shares of Sara Kreek Resource, the company that holds the Sara Kreek concession.  On April 15, 2006, the Company entered into a Settlement and Termination Agreement with Suriname Wylap Development N.V., (“Wylap Development”), to transfer its interest in Sara Kreek Resource to Wylap Development.  The Company received a cash payment of $400,000 in 2006 and shall receive the greater of $50,000 per year, payable semi-annually, or 1.5% royalty on annual gross production from the Sara Kreek property until December 31, 2011, in settlement of all claims, loans and advances owed to the Company.

Canarc Resources Corp.	Page 15

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three Months ended March 31, 2008

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(c)

Suriname:     (continued)

(i)

Sara Kreek:     (continued)

The royalty receivable has been determined using the effective interest rate method.  The expected future cash flows have been discounted using the effective interest rate to determine the present value as at March 31, 2008.

Present value of expected cash flows from royalties as at January 1, 2007	$ 212
Add: Accretion for the year	15
Less: Royalty received during the year	(50)
Present value of expected cash flows from royalties as at December 31, 2007	177
Less: Current portion of royalty receivable as at December 31, 2007	(50)
Long-term portion of royalty receivable as at December 31, 2007	127
Add: Accretion for the period	2
Long-term portion of royalty receivable as at March 31, 2008	$ 129

(ii)

Benzdorp:

In April 1996, the Company entered into an option agreement with Grasshopper Aluminum Company N.V. (“Grassalco”) to earn up to an 80% interest in the Benzdorp property by making cumulative cash payments of $750,000 and property expenditures totalling $5 million over a four-year period.  In August 2002, the Company and Grassalco amended the option agreement.  Cash payments prior to commercial production were reduced to $300,000 with the balance of $450,000 to be paid on or before 30 days after the commencement of commercial production, and exploration expenditures of $5 million were to be incurred by April 2005.  In April 2005 a further amendment to the option agreement was made which extended the date, by which the property expenditures had to be completed, to December 6, 2005, subject to a payment of $40,000 which was made by the Company in April 2005.  By December 6, 2005, the Company incurred property expenditures in excess of $5 million.

Canarc Resources Corp.	Page 16

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three Months ended March 31, 2008

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(c)

Suriname:     (continued)

(ii)

Benzdorp:     (continued)

Pursuant to the amended option agreement, the Company will owe Grassalco an additional $250,000 payable on or before 30 days after the commencement of commercial production if a feasibility study has not been completed by October 6, 2005.  For the years 2006 to 2008, the Company will owe an additional $250,000 payable on or before 30 days after the commencement of commercial production.  However, if a feasibility study has not been completed by October 6, 2008, then the annual additional cash payments of $250,000 will increase at that time to $500,000 payable on or before 30 days after the commencement of commercial production.  These additional cash payments will be treated as advance payments against Grassalco’s shareholder ownership interest and will be deductible from Grassalco’s net profit share or net smelter profit from exploiting the deposits.  As at March 31, 2008, the Company did not complete a feasibility study.

The Company has earned a 40% interest in the Benzdorp property, and can to exercise its right to increase its interest by making additional option payments (Note 4(e)).  During fiscal 2004, Grassalco transferred the Benzdorp concessions to an incorporated company in which the Company owns 40% and Grassalco owns 60%.

The exploration concessions for the Benzdorp property were due to expire in July 2007, and Benzdorp Gold NV, the joint venture company held by the Company and Grassalco, has applied to the Minister of Natural Resources of Suriname for a three year extension to the Company’s exploration concessions at Benzdorp.  An extension is available at the discretion of the Suriname Minister of Natural Resources.  The Company continues to have the exclusive right to explore the Benzdorp concessions after the expiry date until there is a decision on the application to extend.

(d)

Mexico:

(i)

Los Arrastres:

In February 2007, the Company entered into an option agreement to acquire a 100% interest in the Los Arrastres gold/silver property by making $2.5 million in cash payments and spending $2 million on exploration over a 3 year period.  The vendor will retain a 2% NSR and the Company has the right to reduce the NSR to 1% by paying $1 million at any time.  An initial payment of $50,000 was made upon the signing of the option agreement and a further payment of $75,000 was made in August 2007.  A cash payment of $25,000 was made in February 2008.

Canarc Resources Corp.	Page 17

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three Months ended March 31, 2008

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(d)

Mexico:     (continued)

(ii)

Providencia and San Felix:

In March 2007, the Company entered into a preliminary option agreement to acquire a 100% interest in the Providencia and San Felix gold/silver properties by issuing 30,000 common shares to the vendors on signing a formal agreement within 30 days and making $2 million in cash payments over a 2 ½ year period, including $30,000 on signing.  The Company issued 30,000 shares at a deemed value of CAD$0.63 per share.  The vendors will retain a 2 ½ % net smelter return royalty (“NSR”), and the Company had the right to reduce the royalty to 1 ½ % at any time by paying $750,000 and issuing an option to the vendors to purchase 250,000 common shares of the Company at the five day closing share price average on the Toronto Stock Exchange prior to the royalty reduction.

In the first quarter of 2008, the Company terminated its efforts to enter into a formal agreement, and the Company wrote-off related exploration expenditures, and the 30,000 shares which were originally issued were returned to treasury.

(iii)

Santiago:

In May 2007, the Company entered into an option agreement to acquire a 100% interest in the Santiago gold property by making $2 million in cash payments over a 5 year period and spending $200,000 on exploration over a 2 year period.  The vendor will retain a 2% NSR.  An initial payment of $30,000 was made upon the signing of the option agreement and a further payment of $30,000 was made in November 2007.  A cash payment of $60,000 was made in May 2008.

(iv)

Santiago Fraction:

In September 2007, the Company entered into an option and joint venture agreement to acquire up to a 75% interest in the Santiago Fraction property by issuing 15,000 common shares, paying $25,000 in cash after 1 year, and spending up to $1 million in exploration over a 5-year period.  The Company issued 15,000 common shares at a deemed value of CAD$0.45 per share.

Canarc Resources Corp.	Page 18

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three Months ended March 31, 2008

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(e)

Expenditure options:

As at March 31, 2008, to maintain the Company’s interest and to fully exercise the options under various property agreements covering its properties, the Company must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

	Option/Advance	Expenditure
	Royalty Payments	Commitments	Shares

Benzdorp (Note 4(c)(ii)):
On commercial production (i)	$ 450	$ -	-

New Polaris (Note 4(a)(i)):
Net profit interest reduction or buydown	-	-	150,000

Los Arrastres (Note 4(d)(i))
Option payments and expenditure commitments	2,375	1,905	-
Net profit interest reduction or buydown	1,000	-	-

Santiago (Note 4(d)(iii))	1,940	166	-

Santiago Fraction (Note 4(d)(iv))	25	1,000	-

	$ 5,790	$ 3,071	150,000

 (i)

Payable on or before 30 days after the commencement of commercial production.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

(f)

Mineral properties contingencies:

The Company has diligently investigated rights of ownership of all of its mineral properties/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing.  However, all properties/concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

Canarc Resources Corp.	Page 19

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three Months ended March 31, 2008

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.

Equipment

March 31, 2008
		Accumulated	Net Book
	Cost	Amortization	Value

Equipment	$ 144	$ 137	$ 7

6.

Long-Term Investment

In May 2007, the Company exercised its warrants for 500,000 common shares of Aztec at an exercise price of CAD$0.12.  As at December 31, 2007, the Company had an interest of 17% in Aztec.

In January 2008, the Company disposed of 615,000 shares of Aztec which reduced the Company’s interest in Aztec to 14%.

7.

Share Capital

(a)

Authorized and issued:

The authorized share capital of the Company is comprised of unlimited common shares without par value.

Common shares issued for consideration other than cash are recorded at the quoted market value of the shares as of the agreement date, except in the case of common shares issued on exercise of stock options and share appreciation rights under the Company’s stock option plan, which include the fair value of related options or rights previously allocated to contributed surplus.

In the first quarter of fiscal 2008, the Company wrote-off the Providencia property and 30,000 shares which were previously issued on acquisition were returned to treasury.  Note 4(d)(ii) provides further details.

(b)

Stock option plan:

The Company has a stock option plan that allows it to grant options to its employees, directors and consultants to acquire up to 18,374,095 common shares, of which options for 6,884,000 common shares are outstanding as at March 31, 2008.  The exercise price of each option equals the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant.  Options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event.  Vesting of options is made at the discretion of the Board at the time the options are granted.  At the discretion of the Board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

Canarc Resources Corp.	Page 20

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three Months ended March 31, 2008

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(b)

Stock option plan:     (continued)

The continuity of stock options for the three months ended March 31, 2008 is as follows:

	March 31, 2008
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding, beginning of period	7,074,000	$0.54
Expired	(190,000)	$0.65
Outstanding, end of period	6,884,000	$0.53

Exercise price range (CAD$)	$0.25 - $1.00

The following table summarizes information about stock options outstanding at March 31, 2008:

		Options Outstanding			Options Exercisable
		Weighted	Weighted			Weighted
		Average	Average			Average
Price	Number	Remaining	Exercise	Number		Exercise
Intervals	Outstanding at	Contractual Life	Prices	Exercisable at		Prices
(CAD$)	March 31, 2008	(Number of Years)	(CAD$)	March 31, 2008		(CAD$)

$0.25 - $0.49	2,914,000	2.8	$0.35	2,914,000		$0.35
$0.50 - $0.74	3,480,000	3.0	$0.62	2,980,000		$0.63
$1.00 - $1.24	490,000	0.9	$1.00	490,000		$1.00
	6,884,000	2.8	$0.53	6,384,000		$0.53

At March 31, 2008, 6,884,000 options are outstanding of which 6,384,000 options are exercisable and expire at various dates from June 9, 2008 to September 26, 2012, with a weighted average remaining life of 2.8 years.  During the three months ended March 31, 2008, the Company recognized stock-based compensation of $18,000 based on the fair value of options granted that were earned by the provision of services during the period.

Options for 500,000 common shares with an exercise price of CAD$0.54 and an expiry date of June 15, 2012 have vesting provisions in which options for 250,000 common shares vest on June 15, 2008 and the balance of 250,000 vest on June 15, 2009.

Canarc Resources Corp.	Page 21

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three Months ended March 31, 2008

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(c)

Warrants:

At March 31, 2008, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2007	Issued	Exercised	Expired	March 31, 2008

$0.65	July 24, 2008	1,100,000	-	-	-	1,100,000

		1,100,000	-	-	-	1,100,000

(d)

Shares reserved for issuance:

Number of Shares

Outstanding, March 31, 2008	71,704,505
Property agreements (Note 4(e))	150,000
Stock options (Note 7(b))	6,884,000
Warrants (Note 7(c))	1,100,000

Fully diluted, March 31, 2008	79,838,505

(e)

Shareholder rights plan:

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”), that became effective on April 30, 2005.  The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders.  Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held.  Each Right entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution.  The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company.  The Rights expire on April 30, 2015.

Canarc Resources Corp.	Page 22

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three Months ended March 31, 2008

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.

Notes Payable

In December 2007, the Company’s wholly-owned subsidiary, Caza, received proceeds of CAD$300,000 in demand loans of which CAD$180,000 were from directors and officers of the Company.  The loans are repayable on demand and bear an interest rate of 9% per annum.  As at March 31, 2008, interest of CAD$7,765 was accrued.

9.

Related Party Transactions

General and administrative costs during the three months ended March 31, 2008 include:

-

CAD$15,470 of salaries paid to a director;

-

CAD$8,000 to directors in their capacity as Directors of the Company;

-

CAD$17,955 in office rent paid to a company with certain common directors;

-

CAD$22,890 in legal fees to a law firm in which a senior officer of the Company is a partner;  and

-

CAD$120,010 in salaries were allocated to companies with certain common directors, net of expense allocation to the Company.

Details of transactions with Aztec are provided in Note 6, and notes payables for Caza are provided in Note 8.

10.

Segment Disclosures

The Company has one operating segment, being mineral exploration, and substantially all assets of the Company are located in Canada except for certain mineral properties as disclosed in Note 4.

11.

Supplemental Disclosure with respect to Cash Flows

March 31, 2008

Non-cash financing and investing activities:

Shares returned to treasury from write-off of property	$ 17

Canarc Resources Corp.	Page 23

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Three Months ended March 31, 2008

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.

Subsequent Events

At the Company’s Special General Meeting held on April 29, 2008, shareholders approved the special resolution for the distribution of approximately 83% of the Company’s interest in its wholly-owned subsidiary, Caza, to the shareholders of the Company under a plan of arrangement.  The special resolution was:  (1) to transfer the Company’s wholly-owned Mexican subsidiary which holds the rights to the Mexican gold exploration properties to Caza in return for approximately 14.4 million shares of Caza, and (2) to distribute approximately 12 million Caza shares held by the Company to the Company’s shareholders.  Upon completion of the plan of arrangement, shareholders of the Company will continue to hold shares of the Company and will receive, by way of a dividend in kind, one share of Caza for every six shares of the Company held by shareholders as of the dividend record date.  The Company received court approval for the plan of arrangement on May 12, 2008 which is still subject to regulatory approval.

Canarc Resources Corp.	Page 24

CORPORATE  INFORMATION

HEAD OFFICE

#301 – 700 West Pender Street

Vancouver, BC, Canada, V6C 1G8

Telephone:

(604) 685-9700

Facsimile:

(604) 685-9744

Website:

www.canarc.net

DIRECTORS

Bradford Cooke

Derek Bullock

Leonard Harris

William Price

OFFICERS

Bradford Cooke ~ Chairman and Chief Executive Officer

Bruce Bried ~ President and Chief Operating Officer

Garry Biles ~ Vice-President, Mining

James Moors ~ Vice-President, Exploration

Philip Yee ~ Chief Financial Officer

Stewart Lockwood ~ Secretary

REGISTRAR AND

Computershare Investor Services Inc.

TRANSFER AGENT

3rd Floor, 510 Burrard Street

Vancouver, BC, Canada, V6C 3B9

AUDITORS

KPMG LLP

777 Dunsmuir Street

Vancouver, BC, Canada, V7Y 1K3

SOLICITORS

Vector Corporate Finance Lawyers

#1040 – 999 West Hastings Street

Vancouver, BC, Canada, V6C 2W2

SHARES LISTED

Trading Symbols

TSX:

CCM

OTC-BB:

CRCUF

DBFrankfurt:

CAN

Canarc Resources Corp.	Page 25